UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

AMPLITECH GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03211Q101

(CUSIP Number)

Microphase Corporation

587 Connecticut Ave.

Norwalk, CT 06854

(203) 866-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Microphase Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,666,666*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 8,666,666*
	10	SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.96%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* This total does not include 175,000 shares of the common stock of the Issuer purchased by Karen Durando in the open market on July 24, 2014. Mrs. Durando is the wife of Ronald Durando, the Chief Executive Officer and a director of the Reporting Person; however, Mrs. Durando has sole voting power and sole dispositive power over such 175,000 shares.

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Item 1 Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D being filed by Microphase Corporation, a Connecticut corporation (“Microphase”) amends Items 3 and 5 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 23, 2014, which relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of AmpliTech Group, Inc., a Nevada corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 35 Carlough Rd., Bohemia, New York 11716.

Item 3 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

Microphase acquired the reported 8,666,666 shares of the Company’s Common Stock as follows:

On July 10, 2014, the Company consummated a Securities Purchase Agreement (the “Agreement”) with Microphase, pursuant to which Microphase agreed to purchase an aggregate of 13,000,000 shares of the Company's common stock in three equal installments for a purchase price of $300,000. The first purchase of 4,333,333 shares for $100,000 closed on July 10, 2014, the second purchase of 4,333,333 shares for $100,000 closed on August 15, 2014 and the last purchase of 4,333,333 shares for $100,000 is to be completed on September 15, 2014.

Item 5 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, Microphase holds 8,666,666 shares (the “Common Shares”) of the Company’s Common Stock. Such amount represents 21.96% of the total issued and outstanding Common Stock of the Company.

(b) The Board of Directors of Microphase holds sole voting and dispositive power over the Shares.

(c) Other than disclosed below, there were no transactions by Microphase in the Issuer’s Common Stock during the last 60 days:

None.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Microphase.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROPHASE CORPORATION

Date: August 22, 2014

By:	/s/ Ronald Durando
Name:	Ronald Durando
Title:	Chief Executive Officer

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